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No. 698 of the Register of Deeds for 2012 M
file: 2012:353/FM/Li
D o n e

in the Free and Hanseatic City of Hamburg
on Tuesday, 7 (seven) day of February 2012 (two thousand and twelve).

Before me, the Notary in and for the City of Hamburg
Dr. Florian Möhrle

with offices at Ballindamm 40, 20095 Hamburg, appeared today at Bleichenbrücke 10,
D- 20354 Hamburg:

(1)    Mrs. Yvonne Reichel,
born on 9th January, 1980,

business address:	c/o Norton Rose, Bleichenbrücke 10, D-20354 Hamburg,
identified by way of valid German identity card,

acting

a)	not in her own name but without power of attorney without assuming any personal liability on behalf of

Mr. Viktor Schicker
address: An der Commende 7, 56588 Waldbreitbach

b)	not in her own name but without power of attorney without assuming any personal liability on behalf of

IRS Profil GmbH
address: Josef-Lerchenbauer-Straße 15, D-85258 Weichs

c)	not in her own name but without power of attorney without assuming any personal liability on behalf of

Mr. Ludwig Geis
address: Binderstraße 14, 31141 Hildesheim

d)	not in her own name but without power of attorney without assuming any personal liability on behalf of

Mr. Joachim Brandes
address: Kardinal-Wendel-Straße 50, 82515 Wolfratshausen

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(2)    Mr. John Richard Leon Verbinnen,
born 3 March, 1964,

business address:	c/o Audiovox German Holdings GmbH, Lise-Meitner-Straße 9, 50259 Pulheim,
identified by valid Belgium Passport,

acting not in his own name but on the basis of a power of attorney which was present at notarization in the original and which is attached as certified copy to this deed for and on behalf of the Company with limited liability registered with the commercial register at the local court Hamburg under HRB 120599 under the company name of

Vision 394. Vermögensverwaltungsgesellschaft mbH
address: c/o Norton Rose, Bleichenbrücke 10, D-20354 Hamburg.

I, the undersigned Notary, confirm that Dr. von Gierke is officially appointed managing director of the afore said company.

(3)	Mrs. Katharina Riel,
born on 17 July, 1978,

business address:	c/o Norton Rose, Bleichenbrücke 10, D-20354 Hamburg,
personally known to the notary,

acting not in her own name but on the basis of a power of attorney dated 3rd February 2012 which was presented at today's notarization in the Original, a herewith certified copy of which is attached hereto on behalf of

Voxx International Corporation
address: 180 Marcus Blvd., Hauppauge, NY 11788 USA.

The persons appearing requested that this Agreement be recorded in English. The acting notary, who has sufficient command of the English language, ascertained by way of a personal conversation, that the persons appearing also have sufficient command of the English language. After having been instructed by the notary, the persons appearing waived the right to obtain the assistance of a certified interpreter.

We now declare:

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Sale and Purchase Agreement

Hirschmann Car Communication-Group

7 February 2012

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By and between

1.	Mr. Viktor Schicker,
‑ hereinafter also referred to as "VS" ‑

2.	IRS Profil GmbH with its business seat at Josef-Lerchenbauer-Str. 15, 85258 Weichs and registered with the commercial register at the local court at Munich under docket no. HRB 150 909
‑ hereinafter also referred to as "IRS" ‑

3.	Mr. Ludwig Geis,
‑ hereinafter also referred to as "LG" ‑

4.	Mr. Joachim Brandes,
‑ hereinafter also referred to as "JB" ‑
‑ the parties 1. through 4. hereinafter each individually referred to as a "Seller"
and collectively the "Sellers" ‑

5.
Vision 394. Vermögensverwaltungsgesellschaft mbH (in future operating as Voxx International (Germany) GmbH) with its business seat c/o Norton Rose, Bleichenbrücke 10, 20354 Hamburg and registered with the commercial register at the local court at Hamburg under docket no. HRB 120599,

‑ hereinafter referred to as "Purchaser" ‑
‑ all of the above parties hereinafter each individually referred to as "Party"
and all of them collectively referred to as "Parties" -
and

6.	Voxx International Corporation with its business seat at 180 Marcus Blvd., Hauppauge, NY 11788, USA
‑ hereinafter referred to as "Guarantor" ‑

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Contents

1.	Preamble	6
2.	Definitions	7
3.	Sale and Purchase of Shares; Rights to Profits	11
4.	Sale of Shareholder Loans; Rights to Interest	11
5.	Loan Purchase Price; Base Shares Purchase Price, Base Purchase Price Interest; Base Purchase Price, Payment of Base Purchase Price	12
6.	Determination of Shares Purchase Price; Expert Arbitrator; Payment of balance of Base Shares Purchase Price and Shares Purchase Price	14
7.	Conditions Precedent	16
8.	Completion	17
9.	Rescission Rights	18
10.	Sellers' Representations	19
11.	Remedies for Breach of Sellers' Representations	19
12.	Taxes	23
13.	Purchaser's Representations; Remedies	26
14.	Anti Trust Filings	28
15.	Covenants	29
16.	Guarantee	30
17.	Sellers' Liability	31
18.	Access to Documents	31
19.	Joint Statement	31
20.	Confidentiality	31
21.	Non-Compete and Non-Solicitation	32
22.	Costs	33
23.	Notices	33
24.	Applicable Law; Arbitration	35
25.	Other Provisions	35

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1.	Preamble

1.1
Car Communication Holding GmbH with its seat in Neckartenzlingen/Germany (the "Company") is a company with limited liability (Gesellschaft mit beschränkter Haftung) duly existing in accordance with German law and registered with the commercial register at the local court at Stuttgart under docket no. HRB 723 556. The Company is the sole (direct and indirect) shareholder of companies (the "Subsidiaries") as described in Annex 1.1.

1.2
The Sellers are the sole owners of common shares (Stammgeschäftsanteile) and preferred shares (Vorzugsgeschäftsanteile) (collectively the "Transaction Shares") in the Company's share capital (Stammkapital) as shown in the most current shareholders' list held with the commercial register as follows:

Seller	Common Shares (EUR)	Preferred Shares (EUR)
VS	23,750.00	2,250.00
IRS	18,750.00	2,450.00
LG	5,000.00	—
JB	2,500.00	—

1.3	VS and IRS have each granted a shareholder loan to the Company as follows, each with an accruing interest rate of 8.5% (eight point five per cent) per annum (collectively the "Shareholder Loans"):

Seller	Nominal Amount of Shareholder Loan (EUR)	Accrued Interest as per Effective Date (EUR)
VS	2,475,000.00	141,072.99
IRS	2,055,000.00	117,138.99
With respect to the Shareholder Loans, each of VS and IRS have entered into a subordination agreement with Baden-Württembergische Bank, each dated 2 April 2007 (collectively the "Subordination Agreements").

1.4
The Purchaser with its seat in Hamburg/Germany is a company with limited liability (Gesellschaft mit beschränkter Haftung) duly existing in accordance with German law and registered with the commercial register at the local court at Hamburg under docket no. HRB 120599.

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1.5
The Guarantor with its seat in Hauppauge, NY, USA is a stock corporation duly existing in accordance with the laws of the State of Delaware, USA. The Guarantor is the sole shareholder of the Purchaser.

1.6
The Sellers and the Purchaser have agreed to sell the Transaction Shares from the Sellers to the Purchaser and VS as well as IRS have agreed to sell their Shareholder Loans to the Guarantor (collectively the "Transaction") subject to and in accordance with the provisions set forth hereinafter in this sale and purchase agreement (the "Agreement"). The Transaction shall take economic effect amongst the Sellers and the Purchaser as well as the Guarantor as of the Effective Date.

2.	Definitions

Affiliate	means any entity controlled or under joint control as defined in Sections 15 et seqq. of the German Act on Stock Corporations (Aktiengesetz), as amended.
Agreement	shall have the meaning set forth in Section 1.6.
Base Net Debt Balance	shall have the meaning set forth in Annex 2.a.
Base Purchase Price	shall have the meaning as set forth in Section 5.4.
Base Purchase Price Interest	shall have the meaning as set forth in Section 5.5.
Base Shares Purchase Price	shall have the meaning set forth in Section 5.2.
Base Working Capital	shall have the meaning set forth in Annex 2.b.
Base Working Capital Deviation	means the amount by which the Base Working Capital deviates from the LTM Average January Working Capital.
Business Day	means any day on which banks are open for business and money transfers in Stuttgart/Germany.
Companies	means collectively the Company and the Subsidiaries.
Company	shall have the meaning set forth in Section 1.1.
Competing Activity	shall have the meaning as set forth in Section 21.1.a.
Completion	shall have the meaning set forth in Section 8.1.
Completion Date	shall have the meaning set forth in Section 8.1.
Conditions Precedent	shall have the meaning set forth in Section 7.1.

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Effective Date	means 29 February 2012, 24:00h/1 March 2012, 0:00h.
Effective Date Accounts
means a consolidated unaudited balance sheet of the Companies as per the Effective Date drawn up by the Company in accordance with German generally accepted accounting principles and consistent with past practice (as demonstrated in the sample calculation contained in Annex 5.3).

Enterprise Value	means a sum in the amount of EUR 85,000,000.00 (in words: eighty five million Euro).
Escrow Account	shall have the meaning set forth in Section 5.6.a.
Escrow Fund	shall have the meaning set forth in Section 5.6.a.
Expert Arbitrator	shall have the meaning set forth in Section 6.4.
Final Effective Date Accounts	shall have the meaning set forth in Section 6.3.
First Release Date	shall have the meaning set forth in Section 11.8.a.
Guarantor	shall have the meaning as set forth in the Recitals.
IP-Rights	shall have the meaning as set forth in Section 10 of Annex 10.2.
IRS	shall have the meaning as set forth in the Recitals.
JB	shall have the meaning as set forth in the Recitals.
Key Employees	shall have the meaning as set forth in Section 15.1.i.
LG	shall have the meaning as set forth in the Recitals.
Loan Purchase Price	shall have the meaning set forth in Section 5.1.
LTM Average Effective Date Working Capital	shall have the meaning set forth in Annex 2.b.
LTM Average January Working Capital	shall have the meaning set forth in Annex 2.b.
Management Accounts
means the Companies' consolidated financial statement drawn up in accordance with German generally accepted accounting principles and consistent with past practice as prepared by the Company's management in the course of its ordinary reporting practice as of each month's end.

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Material Adverse Effect	shall have the meaning as set forth in Section 7.1.e.
Material Agreements	shall have the meaning as set forth in Annex 10.2.9.3
Net Debt Balance	shall have the meaning set forth in Annex 2.a.
Net Enterprise Value	shall have the meaning as set forth in Section 5.3.a.
Party/Parties	shall have the meaning as set forth in the Recitals
Pre Effective Date Straddle Period
means in relation to Tax assessment periods that start before the Effective Date and end after the Effective Date, the period starting on the first day of the Tax assessment period starting before the Effective Date and ending on the Effective Date

Purchaser	shall have the meaning as set forth in the Recitals
Recent Management Accounts	means the Management Accounts as of 31 January 2012.
Second Release Date	shall have the meaning set forth in Section 11.8.b
Seller Quota	means for each of the Sellers his/its individual fraction of the common shares in the Company's share capital.
Seller/Sellers	shall have the meaning as set forth in the Recitals
Sellers' Account	shall have the meaning set forth in Section 5.6.b.
Sellers' Knowledge
means in respect of each of the Sellers his/its individual actual knowledge (positive Kenntnis) in respect of relevant facts or circumstances provided that each Seller's knowledge shall be attributed (zugerechnet) to each other Seller.

Sellers' Representative	shall have the meaning set forth in Section 23.2
Sellers' Tax Advisor	shall have the meaning as set forth in Section 12.6
Shareholder Loans	shall have the meaning set forth in Section 1.3
Shares Purchase Price	shall have the meaning set forth in Section 6.1
Signing Date	means the day on which this Agreement has been recorded as a notarial deed

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Statutory Annual Accounts 2011
means the statutory consolidated annual accounts (Konzernabschluss) of the Companies for the financial year 2011 drawn up in accordance with German generally accepted accounting principles and consistent with past practice and having received an unqualified audit opinion by PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

Subordination Agreements	shall have the meaning set forth in Section 1.3.
Subsidiaries	shall have the meaning set forth in Section 1.1.
Tax
means any German taxes and surcharges or other auxiliary tax obligations (steuerliche Nebenleistungen) as defined in Section 3 of the German Tax Act (Abgabenordnung) as well as comparable non-German (worldwide) federal, state or local taxes, including for the avoidance of doubt, any and all income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, public social costs including, without limitation, social security contributions, premium, withholding, alternative or added minimum, ad valorem, transfer or excise tax as well as other public dues, together with any interest or penalty or addition thereto even if the interest period or the period for which the auxiliary Tax obligation is imposed ends after the Effective Date but only to the extent the interest or auxiliary Tax obligation is due on Taxes imposed for periods ending on or before the Effective Date. For the avoidance of doubt: deferred taxes (latente Steuern) for accounting purposes are not Taxes within the meaning of this definition.

Tax Matters	shall have the meaning set forth in Section 12.5
Transaction	shall have the meaning set forth in Section 1.6
Transaction Shares	shall have the meaning set forth in Section 1.2
VS	shall have the meaning as set forth in the Recitals.
Working Capital	shall have the meaning set forth in Annex 2.b
Working Capital Deviation	means the amount by which the Effective Date Working Capital deviates from the LTM Average Effective Date Working Capital

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3.	Sale and Purchase of Shares; Rights to Profits

3.1
Subject to the terms set forth in this Agreement each of the Sellers hereby sells (verkauft) the Transaction Shares set forth opposite his/its name in the table set forth in Section 1.2 to the Purchaser, and the Purchaser hereby purchases (kauft) the respective Transaction Shares from the respective Seller.

3.2
The Sellers shall assign and transfer (abtreten) with effect in rem (mit dinglicher Wirkung) the Transaction Shares to the Purchaser on the Completion Date in accordance with Section 8.2.b hereinafter.

3.3
The sale and purchase of the Transaction Shares shall occur with economic effect as of the Effective Date together with any and all rights pertaining to the Transaction Shares, including the right to receive dividends for periods as from the Effective Date and undistributed dividends for prior periods.

3.4
LG's and JB's spouses have approved the sale and assignment of the Transaction Shares held by LG and JB in accordance with Section 1365 para. (1) of the German Civil Code as set forth in the declarations attached as Annex 3.4.

3.5
The Sellers hereby grant their mutual consent to the sale and transfer of the Transaction Shares as set forth herein by way of a shareholders' resolution waiving all formal requirements for the calling and holding of such shareholder meeting, and waive all of their respective pre-emptive or similar rights.

4.	Sale of Shareholder Loans; Rights to Interest

4.1
Subject to the terms set forth in this Agreement, VS and IRS hereby sell (verkaufen) their respective Shareholder Loans set forth opposite his/its name in the table set forth in Section 1.3 to the Guarantor, and the Guarantor hereby purchases (kauft) the respective Shareholder Loans from the respective Seller.

4.2
VS and IRS on the one hand and the Guarantor on the other hand agree that the respective Shareholder Loans sold and purchased hereunder are not assigned (abgetreten) by virtue of this Agreement but will be assigned (abgetreten) with effect in rem (mit dinglicher Wirkung) on the Completion Date by means of a separate assignment agreement in accordance with Section 8.2.c hereinafter.

4.3
The Guarantor shall assume all rights and obligations of VS and IRS under the Subordination Agreements with effect as of the Completion Date and agrees hereby to fully comply as of the Completion Date with the terms and conditions as set forth in the Subordination Agreements.

4.4
The sale and purchase of the Shareholder Loans shall occur with economic effect as of the Effective Date together with any and all rights pertaining to the Shareholder Loans, including the right to receive interest for periods as from the Effective Date and unpaid interest for prior periods.

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5.	Loan Purchase Price; Base Shares Purchase Price, Base Purchase Price Interest; Base Purchase Price, Payment of Base Purchase Price

5.1	The purchase price to be paid by the Guarantor for the Shareholder Loans shall amount to a fixed sum of
EUR 4,788,211.98
(in words: Euro four million seven hundred eighty eight thousand two hundred eleven Euro, ninety eight cents)
not being subject to any adjustment (the "Loan Purchase Price").

5.2
The purchase price to be paid by the Purchaser for the Transaction Shares shall consist of a base shares purchase price as set forth in Section 5.3 (the "Base Shares Purchase Price") as adjusted in accordance with the provisions of Section 6.

5.3	The Base Shares Purchase Price shall be equal to

a.	the Enterprise Value minus the Loan Purchase Price (the “Net Enterprise Value”);

b.	minus any positive amount of Base Net Debt Balance or plus any negative amount of Base Net Debt Balance, as the case may be;

c.	plus any positive amount of Base Working Capital Deviation or minus any negative amount of Base Working Capital Deviation, as the case may be.
For the determination of the Base Net Debt Balance and the Base Working Capital, the numbers contained in the Recent Management Accounts shall be relevant and the respective amounts may only be taken into account once. For the avoidance of doubt, the Shareholder Loans including interest accrued thereon as per the Effective Date (as set forth in Section 1.3) shall not be taken into account as a liability when determining the Base Net Debt Balance. A sample calculation on the basis of the according numbers for the financial year 2010 is attached hereto as Annex 5.3. The Sellers shall provide the Purchaser with the Recent Management Accounts and the calculation of the Base Shares Purchase Price and the Base Purchase Price Interest on that basis as set forth in this Sections 5.3 and Section 5.5 without delay after the Recent Management Accounts having become available and in no event later than the fulfillment of the Conditions Precedent set forth in Sections 7.1.a and 7.1.b. having become known to the Sellers.

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5.4	The Base Shares Purchase Price and the Loan Purchase Price shall collectively be referred to as the "Base Purchase Price".

5.5
The Base Purchase Price shall bear interest at a rate of EURIBOR (3-months) plus three hundred (300) basis points per annum commencing on and including 1 March 2012 until and including the Completion Date (the "Base Purchase Price Interest"). Base Purchase Price Interest shall be calculated on the basis of actual days elapsed and a calendar year of 360 days.

5.6
The Base Purchase Price together with the Base Purchase Price Interest in the amount as calculated and notified to the Purchaser by the Sellers as set forth in Section 7.1.c shall be paid in full at the Completion Date in Euro by way of wire transfer ‑ to be credited on the same day ‑ free of any costs and fees as follows:

a.
In a partial amount of EUR 8,000,000.00 (in words: Euro eight million) (the “Escrow Fund”) into a bank account to be established jointly by the Seller's Representative and the Purchaser without delay after the Signing Date (the "Escrow Account") and to be operated by the Seller's Representative and the Purchaser only jointly ("Und-Konto"); and the Escrow Fund to be invested at the Sellers' instruction as given from time to time to be confirmed by the Purchaser; provided that the Purchaser shall not unreasonably withhold such confirmation and such confirmation be deemed granted if the Sellers have undertaken to indemnify the Purchaser from any losses arising from their respective instruction; and

b.
in the remaining amount into the Sellers' joint bank account held as an attorney's trust account by P+P Pöllath + Partners, no 15130284 at UniCredit Bank AG (Sort Code: 700 202 70; IBAN: DE87700202700015130284; BIC (Swift): HYVEDEMMXXX) or any other account notified by the Sellers' Representative to the Purchaser in writing at least three Business Days prior to the Completion Date (each the "Seller's Account").

5.7
In any case of a default on payment (Zahlungsverzug), the Base Purchase Price and the Base Purchase Price Interest shall bear default interest at the rate of twelve per cent (12%) per annum during the default period. Interest shall be calculated on the basis of actual days elapsed and a calendar year of 360 days and shall be paid together with the outstanding Base Purchase Price and the Base Purchase Price Interest in Euro by way of wire transfer free of any costs and fees into the Sellers' Account or the Escrow Account, as the case may be.

5.8	Any of the Purchaser's rights to set-off (aufrechnen) and/or to withhold (zurückbehalten) any payments due under this Agreement is hereby expressly waived and excluded.

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6.	Determination of Shares Purchase Price; Expert Arbitrator; Payment of balance of Base Shares Purchase Price and Shares Purchase Price

6.1	The Shares Purchase Price shall be equal to

a.	the Net Enterprise Value;

b.	minus any positive amount of Net Debt Balance or plus any negative amount of Net Debt Balance, as the case may be;

c.	plus any positive amount of Working Capital Deviation or minus any negative amount of Working Capital Deviation, as the case may be.

6.2
For purposes of determination of the Net Debt Balance and the Working Capital Deviation, the Purchaser shall without delay, however in no event later than sixty (60) days after the Completion cause the Company to prepare the Effective Date Accounts and deliver them to the Parties together with a calculation of the Share Purchase Price in accordance with Section 6.1. For the determination of the Net Debt Balance and the Working Capital Deviation, the numbers contained in the Effective Date Accounts (as amended pursuant to the provisions in Section 6.3 and/or 6.4 to be the Final Effective Date Accounts) shall be relevant. The calculation shall be made in accordance with the principles set forth in Section 5.3.

6.3
If the Sellers do not object within thirty (30) Business Days after receipt of the Effective Date Accounts or confirm their agreement, those Effective Date Accounts shall be deemed to be approved as final and binding between the Parties. If and to the extent the Sellers do object and the Parties do not reach agreement within 20 (twenty) Business Days after such objections, all items in dispute shall, pursuant to Section 6.4, be referred to the Expert Arbitrator who shall decide on the issues with binding effect for the Parties (the accounts as deemed final or as decided upon by the Expert Arbitrator (the “Final Effective Date Accounts”).

6.4
The "Expert Arbitrator" shall be a public accountant (Wirtschaftsprüfer) admitted to practice in Germany appointed jointly by the Sellers and the Purchaser. If an agreement on the appointment cannot be reached within ten (10) Business Days after the end of the 20 Business Day period referred to in Section 6.3, the Expert Arbitrator shall be appointed upon request of the Sellers and/or the Purchaser, as the case may be, by the President of the Institut der Wirtschaftsprüfer in Deutschland e.V. (IDW) in Düsseldorf.

The Expert Arbitrator shall be bound by those items which neither the Sellers nor the Purchaser have objected to or on which the Sellers and the Purchaser have agreed; in its decision on the points in dispute the Expert Arbitrator shall not go beyond the range of difference of opinions between the Sellers and the Purchaser on each individual item. The Expert Arbitrator shall give both the Sellers and the Purchaser an opportunity to present their position on the disputed items.

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The Expert Arbitrator shall then amend the Effective Date Accounts to reflect (i) the adjustments, if any, on which the Sellers and the Purchaser have agreed and (ii) those adjustments which the Expert Arbitrator has decided in the absence of agreement between the Sellers and the Purchaser. The Effective Date Accounts so amended by the Expert Arbitrator shall, for purposes of this Agreement, be final and binding upon the Parties and be deemed the Final Effective Date Accounts.
All costs and expenses of the Expert Arbitrator and of the proceedings thereunder shall be advanced by the Sellers on the one hand and the Purchaser on the other hand in equal amounts. Each of the Sellers and Purchaser shall bear its own costs and the costs of its advisers and counsel, except to the extent that the Expert Arbitrator decides otherwise. The Expert Arbitrator may decide in its equitable discretion upon the final allocation of its costs and expenses as well as the costs and expenses of the proceedings hereunder between the Sellers and/or the Purchaser, including reasonable fees and expenses of the Sellers and the Purchaser and their advisers and counsel in these proceedings, taking into account the decision and the original positions and motions of the Sellers and the Purchaser and applying, mutatis mutan-dis, Sec. 91 et seq. of the German Civil Procedure Code (Zivilprozessordnung).

6.5
Any difference between the Net Debt Balance and the Base Net Debt Balance shall be payable by the Purchaser to the Sellers (if the Net Debt Balance shows a lower positive or a higher negative amount than the Base Net Debt Balance) or by the Sellers to the Purchaser (if the Net Debt Balance shows a higher positive or a lower negative amount than the Base Net Debt Balance). Further, the difference between the Working Capital Deviation and the Base Working Capital Deviation shall be payable by the Purchaser to the Sellers (if the Working Capital Deviation shows a higher positive or lower negative amount than the Base Working Capital Deviation) or by the Sellers to the Purchaser (if the Working Capital Deviation shows a lower positive or a higher negative amount than the Base Working Capital Deviation).

6.6
The balance of the difference amounts pursuant to Section 6.5 shall be payable to the Sellers or the Purchaser, as the case may be, within ten (10) Business Days after the Final Effective Date Accounts have been delivered to the Parties. If the balance of the difference amounts pursuant to Section 6.5 is payable to the Purchaser, the Purchaser shall be entitled to request payment of such amount from the Escrow Fund. For the avoidance of doubt, the right of Purchaser to request payment from the Sellers directly rather than from the Escrow Fund remains unaffected.

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7.	Conditions Precedent

7.1
The Parties' obligations to carry out the actions for Completion as set forth in Section 8.2 shall be subject to each of the following conditions to Completion (the "Conditions Precedent") being satisfied or (in respect of the Conditions Precedent set forth in Sections 7.1.b through 7.1.e) waived by the Parties jointly:

a.	Merger control clearance from the German Federal Cartel Office or respective notice that the case does not fulfil the criteria for prohibition has been obtained.

b.	Receipt by the Purchaser of the Statutory Annual Accounts 2011.

c.	Receipt by the Purchaser of the calculation of the Base Shares Purchase Price and the Base Purchase Price Interest on that basis as set forth in Section 5.3.

d.
Arrangement by the Sellers of (i) personal meetings of the Purchaser in the week starting on 13 February 2012 with the individuals who are, within the purchasing departments of the Companies' customers Audi, BMW and Daimler, responsible for the relationship with the Companies as well as of (ii) a telephone meeting with the individual responsible at AT&T for the relationship with the Companies, and confirmation by the Purchaser that, as a result of such meetings and telephone call, it has been satisfied that the information which Sellers have given to Purchaser with respect to those customers and AT&T (in particular in respect of the current status of the business relationship and potential impacts of the Transaction on such relationship) has been and is correct, provided however that such confirmation shall be deemed to have been made (x) unless the Purchaser has informed the Sellers' Representative otherwise in writing on or before 19 February 2012 or (y) (in respect of the respective customer only) if the Purchaser does not take part in any such meeting or telephone meeting having been arranged by the Sellers.

e.
No material adverse change of the business or operation of the Companies other than any change or effect resulting from (i) the general economic conditions, including the general developments of the capital markets or conditions affecting companies and undertakings generally in the industries in which the Companies operate (ii) any disruptions to any business of the Companies, which is attributable to the announcement of this Agreement or the transactions contemplated hereby and (iii) any changes in the laws of any relevant jurisdictions or the interpretations thereof taken as a whole which (x) causes a financial loss to the Companies of more than EUR 4,000,000.00 (in words: four million Euro), (y) causes a reduction of more than 20 % in consolidated turnover of the Companies in the 12 month period immediately following the Signing Date or (z) will result in an EBITDA of the Companies in the 12 month period immediately following the Signing Date which is at least 20 % lower than it would have been, had the respective material adverse change not taken place;

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unless the effects of such adverse change are covered by insurance or the Sellers have otherwise compensated the Purchaser or the Companies for such adverse change (“Material Adverse Effect”) has occurred between the Signing Date and the day on which the last of the conditions set forth in Sections 7.1.a, 7.1.b and 7.1.d has been fulfilled.

7.2
The Parties shall inform each other in writing without delay (unverzüglich) as soon as any or all of the Conditions Precedent have been satisfied or events or circumstances arise which may prevent any of the Conditions Precedent to be fulfilled.

8.	Completion

8.1	The consummation of the transactions contemplated by this Agreement (the "Completion") shall take place at the offices of Norton Rose, Bleichenbrücke 10 (Kaufmannshaus), 20354 Hamburg

a.
on the fifth Business Day after the date on which the last of the Conditions Precedent has been fulfilled or waived, provided that if such day is a Friday Completion shall take place on the sixth Business Day after the date on which the last of the Conditions Precedent set forth in Sections 7.1.a, 7.1.b and 7.1.d has been fulfilled without a Material Adverse Effect having occurred until such date; provided that Completion shall take place on 12 March 2012 at the earliest; or

b.	at any other time or place on which the Parties may mutually agree in writing
(each of the dates referred to in a. or b. above, as the case may be, the "Completion Date").

8.2
At the Completion, the Parties shall simultaneously (Zug um Zug) execute and deliver the following documents or cause such documents to be executed and delivered and take the following actions or cause such actions to be taken simultaneously:

a.
The Purchaser shall pay the Base Purchase Price and the Base Purchase Price Interest as notified in accordance with Section 5.6 to the Sellers' Account and the Escrow Account as set forth in Section 5.6.

b.	The Sellers shall assign (abtreten) the Transaction Shares to the Purchaser by way of a separate transfer deed substantially as set forth in Annex 8.2.b.

c.	VS and IRS shall assign the Shareholder Loans to the Guarantor by way of a separate assignment agreement substantially as set forth in Annex 8.2.c.
The provision of Section 25.1 sentence 1 hereof shall remain unaffected.

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9.	Rescission Rights

9.1
In the event that (i) Completion has not occurred within seven (7) weeks after the Signing Date or (ii) the Condition Precedent set forth in Section 7.1.d is not fulfilled or deemed fulfilled on 19 February 2012 by the latest, each of the Parties shall be entitled to rescind this Agreement (Rücktritt vom Vertrag) by written notice to the respective other Party with a copy to the acting notary provided that such rescission may not be sought by a Party if the non-occurrence of the Completion is due to a grossly negligent or intentional (grob fahrlässig oder vorsätzlich) failure of such Party to comply with the obligations hereunder. The provisions contained in the following Section 9.2 shall remain unaffected.

9.2
In the event that the Transaction should not have been authorized by the competent cartel (merger) authorities specified in Section 7.1.a within a period of one (1) month after the notification has been filed, and such non-authorization is not caused by facts or circumstances which the Purchaser grossly negligently or intentionally (grob fahrlässig oder vorsätzlich) has failed to disclose to the Sellers or the competent cartel (merger) authorities pursuant to Section 14, then the rescission right granted in Section 9.1 shall arise only in the event that Completion has not occurred within five (5) months after Signing Date.

9.3
If this Agreement is rescinded in accordance with this Section 9, this Agreement shall cease to have force and effect and shall not create any binding obligation between the Parties except that the provisions as set forth in this Section 9, Section 16 (Guarantee), Section 20 (Confidentiality), Section 22 (Costs), Section 23 (Notices), Section 24 (Applicable Law; Arbitration) and Section 25 (Other Provisions) shall remain in full force and effect. Upon rescission, any of the Parties' claims shall be excluded as far as this is legally permissible except that Purchaser shall be liable for Sellers' damages arising from the non-occurrence of the Completion if the non-occurrence of the Completion is due to a rescission of the Sellers where the Transaction has failed clearance by the competent cartel (merger) authorities within one month since the filing because the Purchaser gross negligently or intentionally (grob fahrlässig oder vorsätzlich) failed to disclose information relevant insofar. In such case the Sellers' damages shall be agreed to amount to a sum of at least EUR 8,000,000 (in words: eight million Euro), without prejudice to the Sellers showing a higher damage. The same shall apply vice versa if the non-occurrence of the Completion is due to a rescission of the Purchaser where the Transaction has failed clearance by the competent cartel (merger) authorities within one month since the filing because the Sellers gross negligently or intentionally (grob fahrlässig oder vorsätzlich) failed to disclose information relevant insofar. In such case the Purchaser's damages shall be agreed to amount to a sum of at least EUR 8,000,000 (in words: eight million Euro), without prejudice to the Purchaser showing a higher damage.

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9.4
For the avoidance of doubt, the rescission right of the Sellers, if any, can only be exercised jointly by all Sellers, and any rescission by any of the Sellers individually shall be expressly excluded.

10.	Sellers' Representations

10.1
During the preparation of the transactions described in this Agreement the Parties have exchanged comprehensive information enabling the Purchaser to thoroughly evaluate the Companies and their business activities under commercial, financial, technical, organizational, environmental, tax and legal aspects. The Purchaser had numerous discussions with the Companies' management and employees, as well as site visits to the facilities operated by the Companies. The Purchaser confirms to the Sellers that the Purchaser or its respective employees, agents or professional advisors have had full access to all information and documents contained in the data room provided for the Purchaser's information and as listed in Annex 10.1.

10.2
In addition to the Purchaser's independent research and investigations, if any, the Sellers represent vis-à-vis the Purchaser or, in respect of Section 4 of Annex 10.2 only, vis-à-vis the Guarantor by way of independent guarantees (Sec. 311 para. (1) of the German Civil Code the information as set forth in Annex 10.2 to be true and correct as of the Signing Date or as of such other date as expressly referred to in the respective Section, provided that the representations made by each Seller as set forth in Sections 1, 3, 4 and 6 of Annex 10.2 shall be made by each Seller in respect of his/its own Transaction Shares or affairs only and not in respect of any other Seller's Transaction Shares or affairs. The scope and content of each of Sellers' representations contained in Annex 10.2 as well as the Sellers' potential liability arising thereunder shall be exclusively defined by the provisions of this Agreement (in particular the limitations on Purchaser's rights and remedies set forth in Section 11 below), which shall be an integral part of the Sellers' representations and none of the Sellers' representations shall be construed as a Sellers' guarantee within the meaning of Sections 443 and 444 of the German Civil Code (Garantie für die Beschaffenheit der Sache).

11.	Remedies for Breach of Sellers' Representations

11.1
If and to the extent a representation made pursuant to Section 10.2 proves to be untrue or incorrect, all Sellers having made such untrue or incorrect representation shall be given the opportunity to restore the situation as described in the respective representation (Naturalrestitution). If the respective Sellers do not establish such status within an adequate period of time and in no event later than twelve (12) months after receipt of a specified notice describing in detail the respective untruth or incorrectness, such Seller shall pay upon the Purchaser's or the Guarantor's (as the case

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may be) request to the respective company or, at the Purchaser's or the Guarantor's (as the case may be) choice, to the Purchaser or the Guarantor (as the case may be), his/its Seller Quota of the amount required to compensate for damages which directly result from such incorrect representation. However, any liability of the Sellers for indirect, incidental or consequential damages (indirekte oder Folgeschäden) as well as for lost profits (entgangener Gewinn) or for lost business opportunities (entgangene Geschäftschancen) is hereby expressly excluded unless protection against such indirect, incidental or consequential damages, lost profits or lost business opportunities constitutes the actual intent and purpose (Sinn und Zweck) of any of the respective warranty or representation.

11.2	Any liability of the Sellers shall also be excluded

a.
if claims of the Purchaser or the Guarantor (as the case may be) or the facts on which such claims are based have been or could have been known after having applied reasonable diligence or have been disclosed to the Purchaser or the Guarantor (as the case may be) (including its officers, employees, representatives, agents or advisors) prior to the Signing Date including within the information listed in Annex 10.1; or

b.	if the matter to which the claim relates has been provided for in the Final Effective Date Accounts; or

c.	to the extent the amount of the claim can be recovered under an existing insurance policy; or

d.	to the extent economic disadvantages lead to economic advantages in the future; or

e.
if any individual claim does not exceed EUR 60,000.00 (in words: Euro sixty thousand Euro) and to the extent the aggregate amount of all claims does not exceed EUR 500,000.00 (in words: Euro five hundred thousand Euro), in which case the total sum (including the threshold amounts of EUR 60,000.00 (in words: Euro sixty thousand Euro) or EUR 500,000.00 (in words: Euro five hundred thousand Euro), as the case may be) can be recovered (Freigrenzen); or

f.	to the extent any claims recoverable (whether individually or in the aggregate) amount to more than EUR 8,000,000.00 (in words: eight million Euro).

11.3	The limitations pursuant to Section 11.2 shall not apply to

a.	claims in respect of guarantees made by each Seller in Sections 1 through 6 of Annex 10.2 with regard to its respective Transaction Shares and its respective Shareholder Loans;

b.	claims under Section 12 (Taxes) and/or

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c.	claims based on a Seller's fraud (Arglist) or willful misconduct (Vorsatz)
in which events the respective Seller shall be individually liable (Teilschuldnerschaft) for the full amount of the respective claims, but in any case limited to the Seller Quota of the Shares Purchase Price attributable to the relevant Seller, as far as legally permissible. For the avoidance of doubt, the Purchaser or the Guarantor (as the case may be) shall be entitled to request compensation from the Escrow Fund with respect to any claims pursuant to this Section 11 or 12 irrespective of whether or not there has been fraud or willful misconduct by the relevant Seller or Sellers.

11.4
In the event that third parties raise any liabilities against the Companies, the Purchaser or the Guarantor (as the case may be), the Purchaser undertakes to provide the Sellers with any and all information available insofar (including copies of all related correspondence), to offer the Sellers adequate opportunity to participate, at Sellers' costs and expenses, in all proceedings necessary or appropriate to dispute and/or defend against such claims and to duly defend against such claims as directed by the Sellers, provided, however, that the Sellers shall reimburse Purchaser or the Guarantor (as the case may be) fully with respect to any such third party claim if and to the extent the Sellers' action (or the action which Sellers have caused Purchaser, Guarantor or any of the Companies to take) are taken without Purchaser's or the Guarantor's (as the case may be) knowledge or against Purchaser's will having been communicated in writing to the Sellers.

11.5
Any claim arising under this Section 11 shall only be recoverable if such claim has been made and specified in writing immediately upon discovery of the relevant facts. Any and all claims under this Section 11 which have not been made and specified in writing shall be time-barred (verjährt) (i) eighteen (18) months after the Completion Date, except for claims based on Sections 1, 2.1, 2.2, 2.4 and 4 of Annex 10.2 which shall be time-barred ten (10) years after the Completion Date, or (ii) any prior day following the Completion Date on which control over the Companies changes (i.e. the Companies cease to be the Purchaser's Affiliates).

11.6
Any payment made towards a claim under this Section 11.1 shall be deemed to be an adjustment of the Shares Purchase Price and any payment made directly to any Company shall be treated as a short cut payment for a reduction of the Shares Purchase Price and a (direct or indirect) contribution to the capital reserve of the respective Company in the meaning of Section 272 (2) No. 4 German Commercial Code (Handelsgesetzbuch) or corresponding provisions under the laws of foreign jurisdictions.

11.7
The Parties agree that the rights and remedies the Purchaser or the Guarantor (as the case may be) may have with respect to the breach of a representation by Sellers contained in this Agreement are limited to the rights and remedies explicitly contained herein and that, in particular, any and all damage claims based on any such breach by Sellers are excluded except as set forth in this Section 11 and Section 12. Except for the claims for specific performance (primäre Erfüllungspflichten) as well

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as any rights and claims arising under section 12 (Taxes), Section 15 (Covenants) and Section 9 (Rescission Rights), any and all rights and remedies of any legal nature which the Purchaser or the Guarantor (as the case may be) may otherwise have against the Sellers in connection with the Sellers' former shareholdings in the Companies, this Agreement or the Transaction shall be excluded. In particular, without limiting the generality of the foregoing, the Purchaser and the Guarantor, to the extent legally permissible, hereby waive any claims under statutory representations and warranties (Sections 434 et seqq. of the German Civil Code), statutory contractual or pre‑contractual obligations (Sections 280 to 282, 311 of the German Civil Code) or frustration of contract (Section 313 of the German Civil Code) or tort (Sections 823 et seqq. of the German Civil Code); the Purchaser and the Guarantor shall have no right to rescind, cancel or otherwise terminate this Agreement or to exercise any right or remedy which would have a similar effect, except for the rescission or termination rights specifically set forth in this Agreement and the Purchaser undertakes to procure that none of the Companies raises any claims against the Sellers or any executive, employee or other representative of the Sellers not provided for in this Agreement. The provisions of this Section 11.7 shall not affect any mandatory rights and remedies of the Purchaser or the Guarantor (as the case may be) for fraud or wilful misconduct (Vorsatz), e.g. Section 826 of the German Civil Code or Section 823 para. (2) of the German Civil Code in connection with criminal offences.

11.8	The Sellers' Representative and the Purchaser shall release funds held in the Escrow Account as follows:

a.
Upon lapse of a period of twelve (12) months after the Completion Date (the “First Release Date”), a partial amount of forty (40) % of the amount of the Escrow Fund together with all interest, if any, accrued thereon minus (i) bank fees accrued in respect of the Escrow Account, (ii) the sums representing the aggregate amount of claims, if any, made in writing by Purchaser or the Guarantor (as the case may be) to Sellers pursuant to Section 11.5 on or before the First Release Date and (iii) the amount, if any, which the Purchaser or the Guarantor (as the case may be) has received from the Escrow Fund pursuant to Section 6.5 or 11.8.c, shall be released to the Sellers and paid to Sellers' Account.

b.
Upon lapse of a further period of six (6) months after the First Release Date (the "Second Release Date"), the amount of the Escrow Fund together with all interest, if any, accrued thereon minus (i) bank fees accrued in respect of the Escrow Account, (ii) the sums representing the aggregate amount of claims, if any, made in writing by Purchaser or the Guarantor (as the case may be) to Sellers pursuant to Section 11.5 on or before the Second Release Date and (iii) the amount, if any, which the Purchaser or the Guarantor (as the case may be) has received from the Escrow Fund pursuant to Section 6.5 or 11.8.c, shall be released to the Sellers and paid to Sellers' Account.

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c.
Any amount in the Escrow Account which has been withheld from release to Sellers pursuant to Section 11.8.a and 11.8.b and has, thus, remained on the Escrow Account, shall be paid either to Sellers' Account or to the Purchaser, as the case may be, immediately upon resolution of the respective claim (either by way of mutual agreement of Sellers and Purchaser or Guarantor as the case may be or by way of a final and binding decision pursuant to Section 24.2).

11.9	Any payments to the Sellers pursuant to Section 11.8 shall have the effect of fully discharging Purchaser's and the Guarantor's payment obligations towards all Sellers.

12.	Taxes

12.1
Subject to, and limited by, the provisions set forth in this Section 12 or otherwise in this Agreement, the Sellers hereby undertake to indemnify the Purchaser from all Tax liabilities relating to the Companies and (i) to the period prior to and including 31 December 2011 as well as (ii) to the Pre-Effective Date Straddle Period, except to the extent

a.
such Tax liabilities do not exceed in the aggregate the total amounts which are provided for in the Final Effective Date Accounts either as a liability (Verbindlichkeit) or as a provision (Rückstellung) and to the extent such liability or provision has reduced the Shares Purchase Price, or have been paid or discharged until the Effective Date; or

b.
such Tax liabilities are the result of any transaction or act directly or indirectly initiated by the Purchaser or by any of the Companies or, as the case may be, by one of their successors to all or parts of their business(es) following the Completion Date with a retroactive Tax effect to periods before the Effective Date; or

c.
such Tax liabilities can be offset against Tax loss carry forwards that are or were available (including as a result of subsequent Tax audits) in the period to which such Taxes are attributable to, provided, however, that any use or reduction caused directly or indirectly by the Purchaser of such Tax loss carry forwards shall be disregarded; or

d.	such Tax liabilities are the result of any change in the accounting or taxation policies of any of the Companies introduced following the Completion Date, or

e.	such Tax liabilities are covered through existing (and collective) claims against third parties; or

f.
such Tax liabilities result from acts or omissions by the Purchaser which lead to the non-recognition (Nichtanerkennung) of the fiscal unity (Organschaft) amongst Hischmann Car Communication GmbH and the Company for German corporate income tax or trade tax purposes; or

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g.
the Purchaser or following Completion any of the Companies has participated in causing (mitverursacht) such Purchaser's claim within the meaning of Section 254 para. (1) of the German Civil Code or has failed to comply with its duty to mitigate damages pursuant to Section 254 para. (2) of the German Civil Code; or

h.
the procedures set forth in Sections 12.3 through (and including) 12.6 were not observed by the Purchaser and such breach of Section 12.3 through (and including) 12.6 has directly caused Tax liabilities.

12.2
Tax liabilities relating to the Pre-Effective Date Straddle Period shall be calculated as the amount of Tax that the respective company would be liable for if the Pre-Effective Date Straddle Period were a Tax assessment period and if it were permitted to file and assess Taxes for the Pre-Effective Date Straddle Period.

12.3
If and to the extent in respect of periods after the Effective Date, the Purchaser or any of the Companies or any successor to all or parts of their business(es) receives or could receive any Tax benefit (e.g., without limitation, by refund, offset or reduction of Taxes), which they have or will have received due to circumstances giving rise to a claim under Section 12.1 (including, but not limited to timing difference (Phasenverschiebung), such as extension of amortization or depreciation periods or higher depreciation allowances or non-recognition of expenses and/or provisions or usage of any loss carry forwards), then the corresponding benefit shall reduce such claim (or any future claims) under Section 12.1.

12.4
The Purchaser hereby undertakes to compensate the Sellers for any amounts equal to any Tax refund, credit or similar benefit received by any of the Companies or any successor to all or parts of their business(es) by receipt of cash payment, set-off, deduction or otherwise relating to the period prior to and including the Effective Date, together with any interest thereon paid by the Tax authorities, if and to the extent the aggregate of all Tax refunds exceeds the respective amounts reflected in the Final Effective Date Accounts. The amounts payable under this Section 12.4 shall become due and payable five (5) Business Days following the date of the receipt of such Tax refund by the respective entity of the Companies.

12.5
The Purchaser, at its own cost and expense, hereby undertakes to procure that all Tax returns of the Companies relating to the period prior to and including the Effective Date shall be handled by the Companies only in close cooperation with the Sellers' Representative. The Purchaser hereby undertakes to procure that all Tax Matters (as defined below) of the Companies shall be handled by the Companies only in close cooperation with the Sellers' Representative. Tax returns and Tax notifications relating to the period up to and including the Effective Date shall only be filed when (i) prepared or amended in line with past practice of the Companies and the Tax provision in the Final Effective Date Accounts or (ii) required by mandatory law. In all other cases, Tax returns and

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Tax notifications relating to the period up to and including the Effective Date shall only be filed after obtaining the Sellers' Representative's written consent, not to be unreasonably withheld. The Sellers' Representative must, in particular, be notified fully, and without undue delay, in respect of any Tax returns, Tax notifications, Tax assessments, Tax audits, Tax appeals, Tax court proceedings and of any attempt of the Tax authorities to make any Tax charge or to disallow any Tax relief or allowance or refund relating to the period up to and including the Effective Date (collectively the "Tax Matters"). Each notification shall be in writing and by attaching copies of any documents related thereto and not yet known to the Sellers' Representative. The Purchaser shall provide the Sellers' Representative with draft Tax returns at least twenty (20) Business Days prior to the earlier of (i) the due date for filing or (ii) the actual filing of such Tax returns. The draft Tax returns shall be deemed approved by the Sellers if the Purchaser has not received any specific request for amendment to the Tax returns from the Seller's Representative at least ten (10) Business Days prior to the due date for filing the Tax returns. Furthermore, the Sellers' Representative shall be granted the opportunity to comment on, and to participate in, Tax Matters, which shall be prepared and conducted by the respective entity of the Companies.

12.6
The Sellers' Representative or persons authorized by Sellers' Representative are entitled to participate in any Tax audit and all meetings with the Tax authorities related to the period up to and including the Effective Date. The Sellers at their expense may appoint a lawyer, an accountant or a tax advisor or firms of such professionals which are bound to statutory secrecy (“Sellers' Tax Advisor”) to represent the Sellers or their legal successors in a Tax audit, claim for Tax refund, statement vis-à-vis a Tax authority or administrative or judicial proceeding involving any asserted or potential Tax liability with respect to Taxes for the period up to and including the Effective Date. The Sellers' Representative or the Sellers' Tax Advisor shall be given reasonable access to relevant information (including access to copies of books, documents and management of the Companies) without undue delay, subject however to existing confidentiality and data privacy requirements and the right of the Purchaser and the Companies to protect their business secrets. The Purchaser shall ensure that the Companies or the relevant legal successors on request of the Sellers' Representative contest Tax assessments and take any legal actions against Tax assessments or announcements relating to the period up to and including the Effective Date. This Section 12.6 shall apply mutatis mutandis to Tax assessments not being the result of a Tax audit.

12.7
Binding declarations to the Tax authorities relating to the period up to and including the Completion Date shall be made by the respective entity of the Companies or their legal successor only in prior written agreement with the Sellers' Representative, such written agreement not to be unreasonably withheld. If any findings or assessments, respectively, of the Tax authorities, which relate to the period up to and including the Effective Date, give rise to any claim of the Purchaser under this Section 12, the Purchaser shall cause the respective entity of the Companies to file any remedy or appeal if instructed by the Sellers' Tax Representative and at the expense of the Sellers.

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12.8
Any and all claims under this Section 12 except any claims under Section 12.3 shall be time-barred (verjährt) hundred (100) Business Days after the respective assessment for the relevant entity of the Companies has become finally binding (e.g. in Germany: Eintritt der Festsetzungsverjährung) by lapse of the respective statute of limitations under applicable law.

12.9
Any payment made in accordance with this Section 12 shall be treated as adjustment of the Shares Purchase Price and any payment made directly to any Company shall be treated as a short cut payment for a reduction of the Shares Purchase Price and a (direct or indirect) contribution to the capital reserve of the respective Company in the meaning of Section 272 (2) No. 4 German Commercial Code (Handelsgesetzbuch) or corresponding provisions under the laws of foreign jurisdictions.

12.10
The parties shall co-operate in order to achieve that a Tax audit for the Tax period until 31 December 2011 as well as for the Pre-Effective Date Straddle Period of all Companies will be carried out as soon as possible.

12.11
Any additional profit or loss allocations resulting from a Tax audit or otherwise requested by a Tax authority relating to periods up to and including the Effective Date or to Pre-Effective Date Straddle Period shall not increase or reduce the Shares Purchase Price and shall not entitle the Sellers to any additional payments.

12.12	Section 17 shall apply to any Sellers' liability pursuant to this Section 12.

13.	Purchaser's and Guarantor's Representations; Remedies

13.1	The Purchaser represents vis-à-vis the Sellers by way of independent guarantees (Sec. 311 para. (1) of the German Civil Code) that at the Signing Date and the Completion Date

a.
the Purchaser is a limited liability company liability (Gesellschaft mit beschränkter Haftung) duly incorporated and validly existing under the laws of Germany and has all requisite corporate power and authority to own its assets and to carry out its business;

b.
the execution and performance by the Purchaser of this Agreement and the consummation of the Transaction are within the Purchaser's corporate powers and have been duly authorized by all necessary corporate actions on part of the Purchaser;

c.
the execution and performance by the Purchaser of this Agreement and the consummation of the Transaction neither violate the Purchaser's articles of association or bylaws nor any applicable law, regulation, judgment, injunction or order binding on the Purchaser, and there is no action, law suit, investigation or proceeding (except for merger control clearances, if any) pending against, or to the Purchaser's knowledge, threatened in writing against the Purchaser before any court, arbitration panel or governmental authority which in any manner challenges or seeks to prevent, alter or delay the Transaction; and

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d.	the Purchaser does not have actual knowledge of any facts or circumstances that could give rise to claims against any of the Sellers pursuant to Sections 9, 11 or 12.

13.2
In the event that any of the representations pursuant to Section 13.1 should be untrue or incorrect, the Purchaser shall fully indemnify and hold the Sellers harmless from any of the Sellers' respective damages up to a total sum of the Shares Purchase Price. All claims for any breach of guarantees pursuant to this Section 13.2 shall become time-barred (verjähren) six (6) months after the Completion Date.

13.3	The Guarantor represents vis-à-vis the Sellers by way of independent guarantees (Sec. 311 para. (1) of the German Civil Code) that at the Signing Date and the Completion Date

a.
the Guarantor is a stock corporation duly incorporated and validly existing under the laws of the State of Delaware and has all requisite corporate power and authority to own its assets and to carry out its business;

b.
the execution and performance by the Guarantor of this Agreement and the consummation of the Transaction are within the Guarantor's corporate powers and have been duly authorized by all necessary corporate actions on part of the Guarantor;

c.
the execution and performance by the Guarantor of this Agreement and the consummation of the Transaction neither violate the Guarantor's articles of association or bylaws nor any applicable law, regulation, judgment, injunction or order binding on the Guarantor, and there is no action, law suit, investigation or proceeding (except for merger control clearances, if any) pending against, or to the Guarantor's knowledge, threatened in writing against the Guarantor before any court, arbitration panel or governmental authority which in any manner challenges or seeks to prevent, alter or delay the Transaction.

13.4
In the event that any of the representations pursuant to Section 13.3 should be untrue or incorrect, the Guarantor shall fully indemnify and hold the Sellers harmless from any of the Sellers' respective damages up to a total sum of the Shares Purchase Price. All claims for any breach of guarantees pursuant to this Section 13.4 shall become time-barred (verjähren) six (6) months after the Completion Date.

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14.	Anti Trust Filings

14.1
The Purchaser has (i) done a thorough analysis of the merger control filing requirements in the jurisdictions in which such filings may potentially be required, (ii) prepared respective draft filings and (iii) made such analysis as well as such draft filings available to Sellers for a plausibility (however, not in depth) review and comments. Based thereon, the Parties jointly assume that the Transaction will be authorized without any conditions or other requirements (Bedingungen oder Auflagen) within the initial waiting period of one (1) month.

14.2
As soon as reasonably practical after the Signing Date, the Transaction shall be notified to the competent cartel (merger) authorities specified in Section 7.1.a. The notification shall be filed by the Purchaser on behalf of the Sellers and the Purchaser. The Purchaser shall further ensure that all other filings with, or notifications to, any governmental authority required in connection with this Agreement will be made without undue delay at the pertinent time as required by law, provided that Sellers reasonably comply, and procure that the Companies reasonably comply, with the obligations in the following sentence. The Sellers shall upon request submit to the Purchaser all documents and other information, and shall provide such other assistance to the filings, in each case as necessary and reasonably practical to obtain clearance of the Transaction as soon as possible.

14.3
In order to obtain all governmental authorizations for the consummation of the Transaction under the applicable cartel (merger) control laws, Purchaser and Sellers shall (i) reasonably cooperate with each other in the preparation of any filings or notifications and in connection with any submissions, investigations or enquiries, (ii) supply to any governmental authority as soon as reasonably practical any additional information requested by such governmental authority or required pursuant to any applicable laws and take all other actions reasonably required to obtain the necessary authorizations for the consummation of the Transaction or to cause any applicable waiting periods to commence, (iii) promptly provide the other Parties with copies of any written (or written summaries of any non written) communication received or sent in connection with any proceeding referred to in this Section 14.3 and (iv) give the other Party and its respective advisors the opportunity to participate in all meetings, communications and conferences with any relevant governmental authority, to the extent legally permissible. The Purchaser is only entitled to withdraw any filings or to agree with any competent authority on an extension of the examination period for a filing if and to the extent the Sellers have granted their prior written consent, which may not be unreasonably withheld.

14.4
The Purchaser agrees and shall ensure that neither the Purchaser nor any of their Affiliates will, prior to the Completion Date take any action that could prevent, delay or otherwise infer with any cartel (merger) clearances of the Transaction.

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15.	Covenants

15.1
The Sellers shall between the Signing Date and the Completion Date (i) without the written consent of the Purchaser not sell, transfer or otherwise dispose of, or create any encumbrances on, the Transaction Shares and (ii) use reasonable best efforts to ensure that (A) the Companies will conduct their respective operations and affairs in the ordinary course of business and exercise commercially reasonable best efforts to preserve intact their respective business organization, personnel and goodwill, except in either case for actions taken with Purchaser's prior written consent, and to prepare for the consummation of the Transaction contemplated by this Agreement, and (B) with respect to any of the Companies none of the following shall occur without the written consent of the Purchaser:

a.	any increase or decrease of the stated capital or the redemption of any shares;

b.	any merger, split, dissolution, liquidation or other significant change of the corporate structure;

c.	any payment or resolution of a dividend or other distribution to shareholders (sonstige Ausschüttungen an Gesellschafter) except for dividends or other distributions to the Companies;

d.	any acquisition or disposal of a business outside ordinary course of business;

e.
any incurrence or guarantee of any indebtedness for borrowed money (excluding drawings under existing loan agreements with financial institutions in the ordinary course of business necessary to carry out the business of the Companies as presently conducted) exceeding an aggregate amount of EUR 100,000.00 (in words: one hundred thousand Euro);

f.	the acquisition or sale of any fixed assets with a value in excess of EUR 200,000.00 (in words: two hundred thousand Euro) in each individual case outside the ordinary course of business;

g.	any investments with a value in excess of EUR 200,000.00 (in words: two hundred thousand Euro);

h.	the termination by the Companies of (i) supplier contracts with an annual contract volume of more than EUR 1,000,000.00 (in words: one million Euro) or (ii) customer contracts;

i.	the termination by the Companies of the employment of any of the employees listed in Annex 15.1.i (the "Key Employees");

j.
any change in, or commitment to change, any compensation or benefit of any of the employees whose annual salary (including performance-related payments, bonuses and any benefits) in the previous year exceeded EUR 100,000.00 (in words: one hundred thousand Euro) other than in the ordinary course of business;

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k.	any increase of any off-balance sheet financing obligation;

l.	any payment to any of the Sellers other than in the ordinary course of business;

m.
any expenses for research and development projects or acquisition of tooling related fixed assets with a value in excess of EUR 200,000.00 (in words: two hundred thousand Euro) in each individual case unless reimbursement by respective customers is contractually guaranteed;

provided that (i) all measures documented in the Companies' budget as set forth in Annex 15.1 shall hereby be approved, and (ii) the Purchaser's consent as required under Sections 15.1.a through 15.1.m shall be deemed granted if the Sellers have not received the Purchaser's other notification within five (5) Business Days after receipt by the Purchaser of a written (including email) notification by the Companies or the Sellers of any such measure.

15.2
The Sellers undertake to procure that the Companies and their respective business remain insured until the Completion Date in the same way as they are on the Signing Date and that all premiums due for such insurances are duly and timely paid. It is hereby acknowledged that it is in the sole discretion and responsibility of the Purchaser to arrange for the necessary or appropriate insurance for the time as from the Completion Date.

15.3
The Sellers shall procure that, to the extent legally permissible under applicable law, after the Signing Date through (and including) the Completion Date Purchaser and its representatives and advisors shall upon their respective request receive updates on important new developments relating to the Companies' business and obtain access to all books, records, data and information which are reasonably expected to be of material interest to the Purchaser. Until the Completion Day the Purchaser shall not directly contact any directors, officers or employees of the Companies. It is understood that no access granted to Purchaser hereunder shall unduly interfere with the operations of any of the Companies' business.

15.4	Section 17 shall apply to any Sellers' liability pursuant to this Section 15.

16.	Guarantee
The Guarantor hereby guarantees by way of an independent guarantee (Sec. 311 para. (1) of the German Civil Code) the proper fulfilment of all of the Purchaser's obligations pursuant to this Agreement, including the due payment of the Shares Purchase Price.

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17.	Sellers' Liability
Any of the Sellers' liability under or in connection with this Agreement shall be several and not joint (Teilschuldnerschaft) and be limited to the respective Seller's own shares held in the Company's stated capital, or the individual Seller Quota in the respective claim and to each Seller's Quota in the Shares Purchase Price paid by the Purchaser. For the avoidance of doubt, in case of any claim of the Purchaser under or in connection with this Agreement, the Purchaser may request payment from the Escrow Fund in any case and irrespective of which of the Sellers, and to what extent, should be liable with respect to the individual claim.

18.	Access to Documents
The Purchaser shall procure that following the Completion Date all of the Companies will maintain proper books and records of all of their business matters. The Purchaser will procure that the Companies make such information or documents relating to the period until and including the Completion Date available to any of the Sellers or their legal successors as reasonably requested by the Sellers or their legal successors in good faith and to the extent required to safeguard his/its interests in respect of his/its former position as the Company's shareholder.

19.	Joint Statement
At the date to be jointly determined by the Parties, the Sellers and the Purchaser shall issue a joint statement to the employees, customers, other of the Companies' business partners and to the public announcing of the Transaction.

20.	Confidentiality
The contents hereof shall be kept fully confidential by all parties hereto, except that they may be disclosed

a.	to the Companies, or

b.	to professional advisors of each party who are subject to professional duties of confidentiality, or

c.	in the course of the Parties' disclosure to fiscal or other (in particular stock exchange) authorities as legally required, or

d.	in a statement pursuant to Section 19 above or

e.	in any other way as mutually agreed by the Parties.

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21.	Non-Compete and Non-Solicitation

21.1	For a period of two (2) years from the Completion Date, Sellers shall refrain and shall procure that the Affiliates of IRS refrain, from:

a.
engaging, directly or indirectly, in the development, production, distribution and maintenance of telecommunication and radiotechnical products, equipment and systems of all kind, in particular antenna systems, high frequency plug-in connectors and high frequency cables as built-in components for cars in the automobile industry and the car parts dealership and any other activities or businesses related thereto in competition with any of the Companies' business as currently conducted or as currently actually planned (any of such business activities a "Competing Activity");

b.
holding, directly or indirectly, any equity interest in any legal entity engaging, directly or indirectly in any Competing Activity, except for equity interests that are held as a financial investment only, i.e. do not give Sellers or the Affiliates of IRS the right, directly or indirectly, to control or exert material influence over the business of the respective legal entity; as far as Sellers or the Affiliates of IRS are not already holding such equity interest at Completion Date and as set forth in Annex 21.1.b;

c.	serving as a representative for any individual person or legal entity engaging, directly or indirectly, in any Competing Activity; or

d.
selling or otherwise making available, directly or indirectly, to any individual person or legal entity engaging, directly or indirectly, in any Competing Activity any know-how or other elements of goodwill, trade secrets or other information of a confidential nature of the Companies.

21.2
In the case of a breach by Sellers of the obligations set forth in Section 21.1, the damages of Purchaser for which Sellers shall be liable as a result thereof shall include, without limitation, any damages suffered by the Companies. In addition to any other remedies available to Purchaser under this Agreement or applicable law, Sellers shall pay to Purchaser irrespective of fault a penalty of EUR 400,000.00 (in words: four hundred thousand Euro) for each breach by Sellers of any of the obligations set out in Section 21.1 continuing after having received notice of the breach from the Seller together with a request to discontinue such breach. If a breach by Seller continues for more than thirty (30) days, such continuation shall be regarded as a new and separate breach within the meaning of this Section 21.2. By accepting payment of such penalty or seeking any other remedy available to which Purchaser may be entitled under this Agreement or applicable law, Purchaser shall not be deemed to have waived the requirement of Sellers, and Sellers shall not be deemed to be relieved of their obligation, to comply with the obligations of Section 21.1.

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21.3	For a period of two (2) years from the Completion Date, Sellers shall refrain, and shall procure that the Affiliates of IRS refrain, from:

a.
influencing or attempting to influence any customer, supplier, consultant or other third party maintaining a contractual or other business relationship with any of the Companies to terminate or discontinue such relationship or to reduce the volume of goods or services provided thereunder; or

b.	soliciting or attempting to solicit the service or employment of any current or future director, officer or employee of any of the Companies.

21.4	Section 21.2 shall apply mutatis mutandis to a breach of the obligations set forth in Section 21.3, provided that the penalty shall be payable for each individual case.

21.5
The Parties understand and agree that in the case of a breach by Sellers of the obligations set forth in this Section 21, the remedies available to Purchaser under this Agreement may not be sufficient to indemnify Purchaser and the Companies fully against all damage, and that therefore Purchaser shall be entitled to enforce any claims for specific performance (Unterlassungs- und Beseitigungsansprüche) by injunctive relief (einstweiliger Rechtsschutz) without, as far as legally permissible, having to establish irreparable harm and, as far as legally permissible, without having to provide a bond or other collateral (ohne Sicherheitsleistung).

22.	Costs
Advisors', brokers' or representatives' fees incurred in connection herewith shall be borne by the respective Party which has incurred the fees. Taxes shall be borne by the respective tax payer; the provisions of Section 12 hereof remain unaffected thereby. The costs for the notarization of this Agreement shall be borne by the Purchaser. For the avoidance of doubt: The auditor's costs, fees and expenses for the audit and review of the Statutory Annual Accounts 2011 shall be borne by the Company. The auditor's costs, fees and expenses for the audit of the Effective Date Accounts pursuant to the provisions set forth in Section 6 shall be borne by the Purchaser; the provisions of Section 6.4 last paragraph shall remain unaffected.

23.	Notices

23.1
All notices and communications required or permitted hereunder or under the agreements or other documents referred to herein shall be in the English language, in writing and, unless otherwise provided for in this Agreement, shall be deemed to have been duly received when delivered in person or when received by telegram or facsimile transfer (confirmed in writing by mail) or received by registered letter with return receipt requested by the appropriate party at the address specified in the head of this Agreement or to such other address or addresses as any such party may, from time to time, designate by like notice. All notices shall be made

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a.	If to the Sellers:	Viktor Schicker
An der Commende 7
56588 Waldbreitbach
Facsimile: +49 2638 947 882

With a copy to:
P+P Pöllath + Partners
Attn: Otto Haberstock
Kardinal-Faulhaber-Str. 10
D-80333 Munich
Facsimile: +49 89 24 240 999

b.	If to the Purchaser:	Voxx Corporation International
Attn.: Patrick M. Lavelle
Attn.: C. Michael Stoehr
180 Marcus Boulevard
Hauppauge, NY 11788
USA
Facsimile: +1 631 231 1370

With a copy to:
Levy Stopol & Camelo LLP
Attn.: Robert Levy, Esq.
1425 Rexcorp Plaza
Uniondale, NY 11556-1425,
USA
Facsimile: +1 516 802 7008

and

Norton Rose Germany LLP
Dr. Klaus von Gierke
Bleichenbrücke 10
20354 Hamburg
Germany
Facsimile +49 40 970 799 111

23.2
Whenever the Sellers execute vis-à-vis the Purchaser or the Guarantor or (after Completion) any of the Companies any right under this Agreement they are jointly entitled to execute or make any notification or request to the Purchaser or the Guarantor or (after the Completion Date) any of the Companies affecting them jointly under or in connection with this Agreement, they shall only do so jointly through a representative appointed by the Sellers and acting on behalf of and with binding effect for all Sellers (the “Sellers' Representative”). The Sellers hereby appoint VS as the current

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23.3
Sellers' Representative. The Seller's Representative may be replaced at any time by joint notification by the Seller or their legal successors to the Purchaser. The Sellers' Representative is also authorized and entitled to receive notices and declarations of the Purchaser to the Sellers.

24.	Applicable Law; Arbitration

24.1
This Agreement shall be governed by and shall be construed in accordance with the laws of the Federal Republic of Germany without giving effect to the choice of law principles thereof which would result in the application of the laws of another jurisdiction.

24.2
All disputes arising in connection with this Agreement or its validity shall be finally settled according to the Arbitration Rules of the German Institution of Arbitration e. V. (DIS) as stated in the reference deed dated 12 October 2010 of the notary public Dr. Oliver Vossius in Munich (Roll of deeds no. V 2435/2010) without recourse to the ordinary courts of law. A copy of the reference deed was available during notarization process. The copy was read out aloud. The parties are familiar with the content of the reference deed. The Parties waive their rights to have the reference deed read to add it as annex.

24.3
The place of arbitration is Stuttgart. The arbitral tribunal consists of three arbitrators. The substantive law of the Federal Republic of Germany is applicable to the dispute. The language of the arbitral proceedings is English.

25.	Other Provisions

25.1
The Purchaser and the Guarantor shall be entitled to freely transfer or assign (abtreten) their respective rights (or any part thereof) pursuant to this Agreement to any Affiliate, without a consent of Sellers being necessary for such transfer or assignment. Otherwise, any transfer or assignment (Abtretung) of rights existing pursuant to this Agreement shall only be admissible with the other Parties' consent. Any rights of retention (Zurückbehaltung) or rights to offset (Aufrechnung) shall only be permissible where the respective counterclaims have been duly confirmed by final and non appealable (rechtskräftig) decision by a competent court or arbitration panel.

25.2
This document and the Annexes referred to herein contain all agreements among the parties in regard of the subject matter hereof and shall supersede all prior agreements including the indicative and binding offers submitted by or on behalf of the Purchaser, which has been accepted by the Sellers on 27 December 2011. No side or other agreements have been entered into among the parties with regard to the subject matter of this Agreement except as explicitly stated otherwise in this Agreement.

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25.3
All agreements among the parties and any and all notices among the parties shall be made in writing unless a stricter form is required by mandatory law. This shall also be applicable with regard to the amendment of this Section.

25.4
In the event any provision hereof is for any reason held to be or become invalid or unenforceable, the validity of the remaining provisions hereof shall not be affected or impaired thereby. Instead of the invalid or enforceable provision hereof, such valid and enforceable provision shall be deemed to be agreed upon which most closely corresponds to the intended economic purpose of the invalid or unenforceable provision. The same shall apply to any supplementary interpretation of any of the terms of this Agreement.

25.5
The terms printed in italics in this Agreement constitute legal terms expressed in the German language describing the meaning of the terms in the English language they refer to, and shall be taken into account when interpreting this agreement.

Read aloud to the appeared persons in the notary's presence, including the Annexes Annex 2.a, 2.b, 8.2.b, 8.2.c, 10.2, 10.2.9.1, 10.2.12.2, the Schiedsordnung (arbitration rules) and Annex 21.1b which were read out aloud; the Annex 10.1, 10.2.8.2, 10.2.9.3, 15.1 and 15.1.i pursuant to Section 14 German BeurkG were undersigned by the Parties and the Guarantor on each page; they waived their right to have them read out aloud; signed by the appeared persons and the Notary as follows:
Yvonne Reichel
John Verbinnen
Katharina Riel
(L. S. not.)    Möhrle, Notary

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Annexes

Annex 1.1	Company's direct and indirect shareholdings in the Subsidiaries
Annex 2.a	Base Net Debt Balance/Net Debt Balance
Annex 2.b	Working Capital
Annex 3.4	Spouses' Consent Declarations
Annex 5.3	Sample Calculation of Net Debt Balance and Working Capital
Annex 8.2.b	Assignment Agreement relating to the Transaction Shares
Annex 8.2.c	Assignment Agreement relating to the Shareholder Loans
Annex 10.1	Data Room Index
Annex 10.2	Sellers' Representations
Annex 10.2.2.2	Material Interests
Annex 10.2.8.2	Pension/Benefit Plans
Annex 10.2.9.1	Assets
Annex 10.2.9.3	Material Agreements
Annex 10.2.11	Customer Relationship
Annex 10.2.12.2	Court or Administrative Proceedings
Annex 15.1	Budget
Annex 15.1.i	Key Employees
Annex 21.1.b	Current Shareholdings

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Annex 1.1
Company's direct and indirect shareholdings
in the Subsidiaries

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Annex 2.a
Base Net Debt Balance and Net Debt Balance
"Base Net Debt Balance" means the balance resulting from the following amounts shown for the balance sheet items determined pursuant to Sec. 266 of the German Commercial Code (Handelsgesetzbuch, HGB), each as shown in the Recent Management Accounts:

1.	Notes payable (Anleihen pursuant to Sec. 266 para. (3) lit. C. No. 1 HGB); plus

2.	loans and other liabilities due to banks (Verbindlichkeiten gegenüber Kreditinstituten pursuant to Sec. 266 para. (3) lit. C. No. 2 HGB) minus

3.	cash and cash equivalents (Kassenbestand, Bundesbankguthaben, Guthaben bei Kreditinstituten und Schecks pursuant to Sec. 266 para. (2) lit. B. IV. HGB)

=    Base Net Debt Balance

“Net Debt Balance” shall have the same meaning as Base Net Debt Balance except that the basis of the individual amounts shall be the Final Effective Date Accounts.

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Annex 2.b
Working Capital
"Working Capital" means the balance resulting from the following balance sheet items determined pursuant to Sec. 266 of the German Commercial Code (Handelsgesetzbuch, HGB) for all Companies on a consolidated basis:

1.	Inventories (Vorräte pursuant to Sec. 266 para. (2) lit. B. I. No. 1 through 4 HGB) plus

2.	trade receivables (Forderungen aus Lieferungen und Leistungen pursuant to Sec. 266 para. (2) lit. B. II. No. 1 HGB); plus

3.	other assets (sonstige Vermögensgegenstände pursuant to Sec. 266 para. (2) lit. B. II. No. 4 HGB) other than plan assets pension provisions; plus

4.	deferred costs (Rechnungsabgrenzungsposten pursuant to Sec. 266 para. (2) lit. C HGB); minus

5.	tax provisions (Steuerrückstellungen pursuant to Sec. 266 para. (3) lit. B No. 2 HGB); minus

6.
other provisions (sonstige Rückstellungen pursuant to Sec. 266 para. (3) lit. B No. 3 HGB) to the extent they become due within twelve months from the Effective Date other than provisions for old age parttime schemes (Altersteilzeit) or jubilees (Jubiläen); minus

7.	prepayments on account of customers (erhaltene Anzahlungen auf Bestellungen pursuant to Sec. 266 para. (3) lit. C No. 3 HGB); minus

8.	trade payables (Verbindlichkeiten aus Lieferungen und Leistungen pursuant to Sec. 266 para. (3) lit. C. No. 4 HGB); minus

9.	other liabilities (sonstige Verbindlichkeiten pursuant to Sec. 266 para. (3) lit. C. No. 8 HBG); minus

10.	deferred income (Rechnungsabgrenzungsposten pursuant to Sec. 266 para. (3) lit. D HGB)

=    Working Capital

"LTM Average January Working Capital" means the average Working Capital as having existed during the period from February 2011 through (and including) January 2012 calculated by dividing the sum of such values as derived from the Management Accounts for the respective months by 12.
"LTM Average Effective Date Working Capital" means the average Working Capital as having existed during the period from March 2011 through (and including) February 2012 calculated by dividing the sum of such values as derived from the Management Accounts for the respective months by 12.

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“Base Working Capital” shall have the same meaning as Working Capital provided that the basis of the individual amounts shall be the Recent Management Accounts
“Effective Date Working Capital” shall have the same meaning as Working Capital provided that the basis of the individual amounts shall be the Final Effective Date Accounts.

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Annex 3.4
Spouses' Consent Declarations

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Annex 5.3
Sample Calculation of
(Base) Net Debt Balance and
(Base) Working Capital
For illustrative purposes only the following example uses the 31 December 2010 audited balance sheet

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Annex 8.2.b
Assignment Agreement
relating to the Transaction Shares

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Annex 8.2c
Assignment Agreement
relating to the Shareholder Loans

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Annex 10.1
Data Room Index

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Annex 10.2
Sellers' Representations

1.	Due Authorization

1.1
The execution, delivery and performance of this Agreement by IRS and the consummation of the Transaction are within IRS' corporate powers and have been duly authorized by all necessary corporate actions of IRS and the Agreement is legally valid, binding and enforceable against IRS at its terms.

1.2
The execution and performance by the Sellers of this Agreement and the con-summation of the Transaction neither violate IRS' articles of association or by-laws or the articles of association of the Company nor any judgment, injunction or order binding on any of the Sellers or the Company, and there is no action, lawsuit, investigation or proceeding (except for merger control clearances, if any) pending against, or to the Sellers' Knowledge, threatened in writing against any of the Sellers or the Company before any court, arbitration panel or governmental authority which in any manner challenges or seeks to prevent, alter or materially delay the Transaction.

2.	The Companies

2.1
As of the Completion Date, each of the Companies is duly incorporated or formed and validly existing under the laws of its jurisdiction of incorporation or formation and has all requisite corporate power and authority to own its assets and to carry out its business.

2.2
As of the Completion Date, none of the Companies holds any material interest in any company or other entity other than any company or entity of the Companies or as set forth in Annex 10.2.2.2. The Company or a Subsidiary owns, beneficially and of record, all of the outstanding capital stock of each Subsidiary free and clear of all encumbrances.

2.3
As of the Completion Date, none of the Companies is a party to any agreement which would permit any third party (other than any entity of the Companies) to control such company or obligate it to transfer all its profits to any such third party.

2.4
As of the Completion Date, no bankruptcy or insolvency proceedings are pending, have been applied for by any of the Companies or to the Seller's Knowledge by any third party or have been rejected because of a lack of assets with respect to any of the Companies. To the Sellers' Knowledge there are no circumstances that would require the opening of such proceedings. To the Sellers' Knowledge none of the Companies has ceased or suspended payments, and no debt settlement arrangement with respect to any of the Companies has been proposed or approved other than in the ordinary course of business.

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3.	The Transaction Shares; Shares in Subsidiaries

3.1
The Transaction Shares are validly issued. As of the Completion Date, the Sellers are the sole and unrestricted legal and beneficial owners of the Transaction Shares as stated in the table set forth in Section 1.2. The Company is, directly or indirectly, the sole and unrestricted legal and beneficial owner of all of the shares in the Subsidiaries as stated in the table set forth in Annex 1.1, and those shares in the Subsidiaries are validly issued.

3.2
As of the Completion Date, the Transaction Shares and the shares in the Subsidiaries are free and clear of any liens or encumbrances, and there are no pre-emptive rights, rights of first refusal, options or other rights or any third party to purchase or acquire the Transaction Shares or the shares in the Subsidiaries.

3.3
As of the Completion Date, the Transaction Shares and the shares in the Subsidiaries are fully paid, not repaid and non-assessable (i.e. there is no shareholder obligation to make an additional capital contribution).

4.	The Shareholder Loans

4.1
As of the Completion Date, VS and IRS are rightful claimants to the Shareholder Loans. The nominal amounts of the Shareholder Loans and the accrued interest as of the Effective Date are stated in the table set forth in Section 1.3.

4.2
As of the Completion Date, the Shareholder Loans are free and clear of any third party rights except for the subordination declared in respect of the Shareholder Loans vis-à-vis banks providing financing to the Companies, and VS and IRS have the right to transfer the Shareholder Loans.

4.3	As of the Completion Date, the nominal amounts of the Shareholder Loans have been fully paid to the Company and have not been repaid to VS or IRS.

5.	Financial Statements
The Statutory Annual Accounts 2011 have been or will be (as the case may be) duly prepared consistent with past practice and otherwise in accordance with German generally accepted accounting principles and will give, on a consolidated basis, a true and fair view of the Companies' net assets, financial position and results of operations pursuant to Section 297 para. (2) of the German Commercial Code (Handelsgesetzbuch, HGB). The Statutory Annual Accounts 2011 will have received an unqualified audit opinion by PriceWaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft provided that the Purchaser shall post Completion take any measures necessary to support the receiving of such unqualified audit opinion.

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6.	No Leakage
From the Effective Date and until the Completion Date, there will not be any declaration, setting aside or payment of dividends or other distribution by any of the Companies to the Sellers or repurchase, redemption or other acquisition by any of the Companies of any outstanding shares of the capital stock or other securities of, or other ownership interest in, any of the Companies from the Sellers.

7.	Permits and Compliance with Laws

7.1
To the Sellers' Knowledge, the Companies are in possession of all material governmental approvals, licenses and permits necessary to operate the business of the Companies as it is conducted on the day hereof and material for the business of the Companies as currently conducted.

7.2	To the Sellers' Knowledge, the business of the Companies has been conducted from 1 January 2011 until the date hereof in compliance with all applicable laws including anti-trust laws.

7.3
There has been no release of any hazardous material generated, used, owned, stored or controlled by any of the Companies on, at or under any property presently or formerly owned, leased or operated by any of the Companies, and there are to the Sellers' Knowledge no hazardous materials located in, at, on or under such facility or property, or at any other location that could reasonably be expected to require investigation, removal, remedial or corrective action by any of the Companies or that would reasonably be likely, individually or in the aggregate, to result in material liabilities of, or losses, damages or costs to any of the Companies under any environmental law.

8.	Employees and Benefit Plans

8.1
No written notice has been received by any of the Companies for the premature termination of the employment contracts with any of the Key Employees. None of the Companies has terminated the employment contract with any such Key Employee.

8.2
Except as set forth in Annex 10.2.8.2, none of the Companies maintains, or contributes to, any employee pension benefit plan or other benefit plan, program, policy or individual agreement under which any of the Companies would be obliged to provide for employee benefits (with the exception of expat compensations and benefits), such as insurance coverage, pension payments, severance benefits, disability benefits, deferred compensation, bonuses or other forms of incentive compensation or pre-retirement compensation, exceeding in the individual case an amount of EUR 15,000 (in words: fifteen thousand Euro) p.a.. The aggregate liability of the Companies under such plans, programs, policies and individual agreements does not exceed the maximum amount specified in Annex 10.2.8.2.

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8.3
The consummation of the Transaction will not (i) entitle any current or former director, officer, employee or consultant of the Company or any Subsidiary to severance pay, unemployment compensation or any bonus or other payment due from any of the Companies except for certain transaction bonus payments granted, not exceeding a total sum of EUR 750,000.00 (in words: Euro seven hundred fifty thousand) which will be fully accrued in the Statutory Annual Accounts 2011, or (ii) accelerate the time of payment or vesting or increase the amount of compensation due to any current or former director, officer or employee under an employee benefit plan or otherwise.

9.	Assets and Material Agreements

9.1
To the Sellers' Knowledge, except as set forth in Annex 10.2.9.1 or as agreed in the Companies' ordinary course of business, each of the Companies is entitled to the full and unencumbered ownership of its assets, free and clear of any third party rights, including, without limitation, security rights, rights of lien, restraints on disposal and restrictions of owner's position.

9.2
To the Sellers' Knowledge the Companies' movable assets are in a satisfactory working order in all material respects and in line with their respective terms of use, except for normal wear and tear; the assets are suitable for their respective present use.

9.3
All agreements of the following types (together the “Material Agreements”) the main obligations of which have not been completely fulfilled as at the Signing Date are listed in Annex 10.2..9.3. None of the Companies is or has been in material breach of any Material Agreement that gives cause for a termination of such Material Agreement or claims for damages, penalties or other compensation exceeding (the equivalent of) EUR 100,000.00 (in words: Euro one hundred thousand). To the Sellers' Knowledge, no such breach of any Material Agreement has been asserted in writing by the other party or parties to the relevant Material Agreement:

a.	agreements to acquire, sell, transfer or dispose of equity interests in any of the Companies;

b.	agreements on joint ventures;

c.
long-term agreements (Dauerschuldverhältnisse) with customers or suppliers which cannot be regularly terminated within 12 months as of the date hereof, providing in the agreement itself (and not by any individual orders based on the agreement), in each case, for annual payment obligations in an amount, or annual supply obligations in a volume, exceeding EUR 200,000.00 (in words: Euro two hundred thousand);

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d.	agreements between any of the Companies and any of the Sellers (except for the service agreements existing with LG and JB and the Shareholder Loans);

e.	the agreements with the ten largest customers of the Companies (by sales for the year 2011);

f.	the agreements with the ten largest suppliers of the Companies (by turnover for the year 2011); and

g.
agreements (other than agreements falling under this Section 9.3) not fully performed at the Signing Date and providing, in each case, for annual payments exceeding EUR 1.000.000 (in words: Euro one million) except employment agreements.

10.	Intellectual Property

10.1
The Companies own and are (or have filed to be) the registered owner or are legally entitled to use the trademarks, patents, registered designs and domains which they use in their businesses (the trademarks, patents, registered designs and domains the "IP-Rights"). To the Sellers' Knowledge, (i) the IP-Rights are not subject to any pending proceedings for opposition, cancellation, revocation or rectification which may materially negatively affect the operation of the business of the Companies as currently conducted nor have such proceedings been threatened in writing vis-à-vis the Companies since 1 January 2011 nor (ii) are they materially infringed by third parties. To the Sellers' Knowledge, (i) all fees necessary to maintain the IP-Rights have been paid, (ii) all necessary renewal applications have been filed and (iii) all other material steps necessary for their maintenance (other than use) have been taken. To the Sellers' Knowledge, none of the Companies does materially infringe any intellectual property rights of third parties. To the Sellers' Knowledge, none of the IP Rights material for the business of the Companies as currently conducted have been licensed to third parties.

10.2
The Statutory Annual Accounts 2011 contain sufficient and adequate provisions or accruals with respect to the use of all IP-Rights of SISVEL as well as MPEGLA (in each case including their respective Affiliates) which are necessary to operate the business of the Companies as it is conducted on the day hereof or which they have in fact used in the past, and neither the Companies nor the Purchaser or any of Purchaser's Affiliates will owe to SISVEL or MPEGLA any license fees, dues or similar amounts in excess of the sums provided for or accrued, whether based on contract, tort or any other legal basis, which are based upon the use by the Companies or any one of them in the periods through the Effective Date, of any patents which SISVEL or MPEGLA (in each case including their respective Affiliates) own or are otherwise legally entitled to.

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11.	Customer Relationships
No regular major customer of the Companies has terminated in writing the business relationship with one or several of the Companies except as set forth in Annex 10.2.11.

12.	Litigation

12.1
There is no action, suit, investigation or proceeding pending against the Companies or any of the Sellers, or threatened in writing against the Companies or any of the Sellers before any court or arbitrator or governmental body, agency or official body, which in either case, challenges or seeks to prevent, enjoin, alter or materially delay the Transaction.

12.2
The Companies are not party to any court or administrative proceedings, including arbitration proceedings, either as plaintiff or defendant, having a litigation value (Streitwert) in each case exceeding EUR 100,000.00 (in words: Euro one hundred thousand), unless otherwise set forth in Annex 10.2.12.2.

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Annex 10.2.2.2
Material Interest

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Annex 10.2.8.2
Pension Plans

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Annex 10.2.9.1
Assets

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Annex 10.2.9.3
Material Agreements

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Annex 10.2.11
Customer Relationship

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Annex 10.2.12.2
Court or Administrative Proceedings

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Annex 15.1
Budget

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Annex 15.1.i
Key Employees
1.    Mr. Ludwig Geis
2.    Mr. Joachim Brandes
3.    Mr. Dr. Dirk Wendt
4.    Mr. Dr. Hendrik Tröger
5.    Mr. Laurie Burns
6.    Mr. Alexander Herbrich
7.    Mr. Holger Bischoff
8.    Mr. Thomas Adam
9.    Mr. Peter Kamps
10.    Mr. Christian Drees
11.    Mr. Ludovic Busson (HCC France)
12.    Mr. Peter Inzenhofer (HCC Hungary)
13.    Mrs. Jennifer Ng (HCC China)
14.    Mr. Oliver Neil (HCC USA)

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Annex 21.1.b
Current Shareholdings

IRS is owner of minority share in Hirschmann Holding B.V.

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